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Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(millions except ratios)
Income from continuing operations before provision for income taxes and minority interest	$580	$529	$1,128	$837	$365	$846	$622
Less: Earnings from unconsolidated entities under the equity method of accounting	38	21	49	19	(139)	44	50
Add back fixed charges:
Interest on indebtedness	69	55	101	124	127	140	105
Interest credited on deposit-type insurance contracts	—	2	—	29	56	71	77
Interest on ESOP	—	—	—	—	—	—	1
Portion of rents representative of interest factor	34	27	67	59	57	54	49

Income as adjusted	$645	$592	$1,247	$1,030	$744	$1,067	$804

Fixed charges and preferred stock dividends:
Interest on indebtedness(1)	$69	$55	$101	$124	$127	$140	$105
Preferred stock dividends(2)	2	31	61	58	70	70	70

Interest and dividends	71	86	162	182	197	210	175
Interest credited on deposit-type insurance contracts	—	2	—	29	56	71	77
Interest on ESOP	—	—	—	—	—	—	1
Portion of rents representative of interest factor	34	27	67	59	57	54	49

Total fixed charges and preferred stock dividends	$105	$115	$229	$270	$310	$335	$302

Ratio of earnings to combined fixed charges and preferred stock dividends	6.1	5.1	5.4	3.8	2.4	3.2	2.7

(1)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities (capital securities). This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($29 million for the six months ended June 30, 2004) on these notes payable is reported as part of interest expense in the condensed consolidated statements of income.

(2)
Included in preferred stock dividends are $29 million for the six months ended ended June 30, 2003, $57 million and $54 million for the years ended December 31, 2003 and 2002, respectively, and $66 million for the years ended December 31, 2001, 2000 and 1999 of pretax distributions on the capital securities which are classified as "minority interest" on the condensed consolidated statements of income.

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  Exhibit 12(b)
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends